Exhibit 99.1

MBody AI Corp, Inc.

Audited Financial Statements

June 30, 2025 and December 31, 2024

PCAOB Registered Firm

BCRG

Certified Public Accountants & Consultants

MBody AI Corp, Inc.
Index to Financial Statements

200 Spectrum Center Drive, Suite 300 Irvine, CA 92618 (714) 234-5980 www.bcrgcpas.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Stockholders of MBody AI Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of MBody AI Corp. (the “Company”) as of June 30, 2025 and December 31, 2024, the related statement of operations, stockholders’ equity (deficit), and cash flows for the six months ended June 30, 2025 and for the period October 7, 2024 (date of formation) to December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and December 31, 2024, and the results of its operations and its cash flows for the six months ended June 30, 2025 and for the period October 7, 2024 (date of formation) to December 31, 2024, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

We have served as the Company’s auditor since 2025.

Irvine, CA

November 12, 2025

MBody AI Corp, Inc.
Balance Sheets

	June 30,	December 31,
	2025	2024

ASSETS
Current Assets:
Cash and cash equivalents	$568,876	$94,333
Inventories, net	651,184	75,934
Other current assets	50,538	14,673
Total current assets	1,270,598	184,940

Total assets	$1,270,598	$184,940

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Loans payable to shareholders and related parties	173,202	183,202
Income taxes	290	290
Total current liabilities	173,492	183,492

Total liabilities	173,492	183,492

Commitments and contingencies

Stockholders’ equity
Common Stock- $0.00001 par value; 200,000,000 authorized shares; 151,962,777 shares and 35,900,000 shares issued and outstanding, respectively	1,520	359
Additional paid-in-capital	1,151,000	-
Accumulated deficit	(55,414)	1,089
Total stockholders’ equity	1,097,106	1,448

Total liabilities and stockholders’ equity	$1,270,598	$184,940

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.
Statements of Operations

		From
	Six Months	October 7, 2024
	Ended	(Date of formation) to
	June 30,	December 31,
	2025	2024

Net Revenue
Product sales	$68,180	$47,940
Services	25,595	-
Total net revenue	93,775	47,940

Cost of Revenue
Cost of revenue	44,750	45,450
Total cost of sales	44,750	45,450

Gross profit	49,025	2,490

Operating expenses:
Payroll and Contract Labor	46,528	-
Housing and Rent	15,978	-
Freight and Transportation	9,632	548
Travel and Entertainment	11,562	-
Insurance and Utilities	4,372	461
Professional and Administrative	17,467	102
Total operating expenses	105,539	1,111

Income (loss) from operations	(56,514)	1,379

Other income (expense)
Interest income	11	-
Total other income (expense), net	11	-

Income (loss) before income tax provision	(56,503)	1,379

Income tax provision	-	290

Net income (loss)	$(56,503)	$1,089

Earnings (Loss) Per Share:
Net income (loss) per common share - basic and diluted	$(0.00)	$0.00
Weighted average number of common shares	147,845,303	35,900,000

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.
Statement of Stockholders’ Equity

			Additional	Retained
	Common Stock		Paid-in	Earnings
	# of Shares	Amount	Capital	(Deficit)	Total Equity

Balance – October 7, 2024 (date of formation)	35,900,000	$359	$-	$-	$359

Net income	-	-	-	1,089	1,089

Balance – December 31, 2024	35,900,000	359	-	1,089	1,448

Shares issued for cash	116,062,777	1,161	1,151,000	-	1,152,161
Net loss	-	-	-	(56,503)	(56,503)

Balance – June 30, 2025	151,962,777	$1,520	$1,151,000	$(55,414)	$1,097,106

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.
Statements of Cash Flows

		From
	Six Months	October 7, 2024
	Ended	(Date of formation) to
	June 30,	December 31,
	2025	2024

Cash flows from operating activities:
Net income (loss)	$(56,503)	$1,089
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in assets and liabilities:
Inventories	(575,250)	(75,934)
Other current assets	(35,865)	(14,673)
Income taxes payable	-	290
Net cash used in operating activities	(667,618)	(89,228)

Cash flows from financing activities:
Proceeds from share issuances	1,152,161	359
Borrowings or payments on loans payable to shareholders or related parties, net	(10,000)	183,202
Net cash provided by financing activities	1,142,161	183,561

Net increase in cash and cash equivalents	474,543	94,333

Cash and cash equivalents – beginning of period	94,333	-

Cash and cash equivalents – end of period	$568,876	$94,333

Supplemental disclosures of cash flow information
Cash paid during the periods for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.
Notes to Financial Statements

1.	NATURE OF OPERATIONS

MBody AI Corp. (“MBody AI” or “the Company”) is a Nevada-based artificial intelligence technology company that designs, integrates, and manages AI-enabled robotic and software systems for large commercial environments such as hotels, casinos, convention centers, and other high-traffic facilities. The Company was incorporated on October 7, 2024 (date of formation).

The Company’s core business model combines artificial intelligence software, robotic automation, and data analytics to deliver a comprehensive operational efficiency solution to clients in the hospitality, property management, and commercial cleaning industries.

Historically, the Company operated under a hardware leasing model, purchasing robotic cleaning equipment from suppliers and deploying them at customer sites under 36-month lease agreements. Under this structure, revenue primarily consisted of fixed monthly lease payments that bundled the cost of hardware, maintenance, warranty, and service support.

Beginning in 2025, the Company commenced a strategic transition toward a software-as-a-service (SaaS) and AI- platform subscription model, emphasizing recurring, high-margin software revenues over hardware ownership. Under this model, MBody AI provides customers with continuous access to its proprietary software platform and AI-driven analytics suite that powers, monitors, and optimizes robotic systems deployed at customer sites.

The Company’s revenues comprise the following categories:

●	AI Platform Subscription Revenue - Recurring monthly or annual fees that provide customers with access to MBody AI’s proprietary cloud platform, which includes fleet management, task scheduling, AI analytics dashboards, and model updates.

●	AI-Enabled Services Revenue - Includes integration services, customization of AI models, data insights, and advanced analytics modules.

Deployment and Support Revenue - Covers installation, on-site setup, calibration, and initial operator training for customers deploying new robotic systems.

●	Maintenance and Warranty Revenue - Represents the portion of contractual consideration allocated to extended maintenance, service, and warranty obligations over the 36-month term of customer agreements.

●	Hardware Enablement Revenue - Arises from the delivery of robotic equipment sourced from third-party vendors that serve as the physical platform for MBody AI’s software.

MBody AI operates primarily in the United States but maintains supplier relationships internationally for the sourcing of robotic hardware. The Company’s customers are primarily large-scale hospitality groups, including MGM Resorts and Caesars Entertainment, as well as other enterprise clients pursuing technology-driven operational automation.

MBody AI Corp, Inc.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

These financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The statements include management estimates, particularly in revenue recognition and inventory valuation. These financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures. Significant estimates include revenue allocation among performance obligations, inventory valuation, useful lives of equipment, and the realizability of deferred tax assets. Actual results could differ from those estimates.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views operations and manage business as one operating segment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits with financial institutions that are readily convertible to known amounts of cash and have original maturities of three months or less.

Accounts Receivable

Accounts receivable, if any, are recorded at their invoiced amounts. The Company evaluates collectability regularly and establishes an allowance for doubtful accounts when collection is no longer probable. As of June 30 2025, no allowance was deemed necessary.

Inventories

Inventories consist primarily of robotic hardware purchased from third-party suppliers for deployment under customer contracts. Inventory is stated at the lower of cost or net realizable value using the weighted-average cost method which approximates actual cost. Cost includes purchase price, freight, and any other costs directly attributable to acquisition.

Property and Equipment

Property and equipment, if any, are recorded at cost and depreciated on a straight-line basis over their estimated useful lives (generally three to five years). Repairs and maintenance are expensed as incurred. The Company capitalizes purchases greater than $2,500 and expenses lower-cost items as incurred.

Leases

The Company accounts for leases in accordance with ASC 842. Right-of-use (“ROU”) assets and lease liabilities are recognized for all leases with terms greater than 12 months. The Company currently acts primarily as a lessor in legacy arrangements and as a service provider in new SaaS-based arrangements. Lessor revenue recognition follows ASC 842- 30, and lessee recognition follows ASC 842-20.

MBody AI Corp, Inc.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. The Company identifies distinct performance obligations and allocates the transaction price based on relative standalone selling prices.

The Company’s revenue streams now comprise the following categories, each corresponding to distinct performance obligations under ASC 606:

1.	AI Platform Subscription Revenue - Recurring monthly or annual fees that provide customers access to MBody AI’s proprietary cloud platform, which includes fleet management, task scheduling, AI analytics dashboards, and model updates. Revenue is recognized ratably over the subscription term as the customer simultaneously receives and consumes the benefits of platform access.

2.	AI-Enabled Services Revenue – Includes integration services, customization of AI models, data insights, and advanced analytics modules. Revenue is recognized either over time (for ongoing service subscriptions) or at a point in time (for project-based integrations), depending on contract terms.

3.	Deployment and Support Revenue – Covers installation, on-site setup, calibration, and initial operator training for customers deploying new robotic systems. Revenue is recognized at the point in time when the installation and training are completed and control of the deployed system transfers to the customer.

4.	Maintenance and Warranty Revenue – Represents the portion of contractual consideration allocated to extended maintenance, service, and warranty obligations over the 36-month term of customer agreements. Revenue is recognized over time, generally on a straight-line basis, as the Company provides these services throughout the contract period.

5.	Hardware Enablement Revenue – Arises from the delivery of robotic equipment sourced from third-party vendors that serve as the physical platform for MBody AI’s software. Revenue is recognized at a point in time, typically upon delivery of the hardware to the customer location, when control passes and the customer assumes risk of loss.

As of June 30, 2025, the Company’s revenues reflected a mix of legacy lease-based arrangements and new SaaS and AI-service contracts, with an increasing proportion of recurring software revenue expected in future periods as the transition to a fully SaaS-based model continues.

Legacy lease contracts are accounted for under ASC 842 as finance or operating leases, depending on contractual terms.

Cost of Goods Sold

Cost of goods sold includes the cost of purchased robotic hardware, freight, installation, and direct labor related to the fulfillment of customer contracts.

Income Taxes

The Company accounts for income taxes using ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and tax bases. Deferred tax assets are reduced by a valuation allowance if realization is not considered probable. The Company’s tax rate is 21%. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

MBody AI Corp, Inc.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company follows ASC 820 for fair-value measurement. The carrying amounts of cash and loans from shareholders approximate fair value due to their short-term nature.

Concentrations of Risk

The Company derives a significant portion of its revenue from two major customers in the hospitality industry. For the six months ended June 30, 2025, approximately 19% of revenues were attributable to two large customers. Total revenue for the six months ended June 30, 2025 was $17,595 for these two large customers and the Company did not have any accounts receivables from these customers as of June 30, 2025 and December 31, 2024.

The Company maintains cash deposits with high-credit-quality institutions and does not believe it is exposed to significant credit risk.

Earnings Per Share

Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted- average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The Company did not have any dilutive shares for the period October 7, 2024 (date of formation) to December 31, 2024 and six months ended June 30, 2025.

Recently Issued Accounting Standards

Management has reviewed all new FASB pronouncements issued through the date the financial statements were available for issuance. None are expected to have a material effect on the Company’s financial position or results of operations.

3.	INVENTORIES

Inventory consists solely of robotic units not yet deployed under customer contracts.

	June 30, 2025	December 31, 2024
Finished goods inventories – Robots	$651,184	$75,934
Less: Inventory reserve	-	-
Inventories, net	$651,184	$75,934

MBody AI Corp, Inc.
Notes to Financial Statements

4.	LOANS PAYABLE TO SHAREHOLDERS AND RELATED PARTIES

Loans payable to shareholders and related parties consisted of the following:

	June 30, 2025	December 31, 2024
Seven North Capital	$162,202	$182,202
Anup Sharma	11,000	1,000
Total loans payable to shareholders and related parties	$173,202	$183,202

Anup Sharma is a shareholder and Chief Operating Officer of the Company. Seven North Capital is a related party as this company is owned by the shareholder of the Company. All loans payable to shareholders and related parties are due upon demand bearing no interest.

5.	SHARE CAPITAL

The Company has 200,000,000 common shares authorized at $0.00001 par value. The Company had the following common share issuances:

●	October 2024 – The Company issued 35,900,000 and received $3,590 as initial capitalization

●	January 1, 2025 to May 2025 – The Company issued 116,062,777 common shares for proceed of $1,152,161.

6.	INCOME TAXES

Deferred Taxes

The Company follows ASC 740, recognizing current and deferred taxes. Deferred taxes arise from temporary differences and net operating loss carryforwards.

	Six Months Ended June 30, 2025	December 31, 2024
Deferred tax assets:
Net operating loss	$11,866	$-
Change in valuation allowance	(11,866)	-
Total deferred tax assets	$-	$-

As of June 30, 2025, MBody AI had approximately $56,000 in net operating loss carryforwards, yielding a potential deferred tax asset of ~$11,760. Due to uncertainty of realization, a full valuation allowance is applied.

Tax Liabilities

A current tax liability of $290 is recorded as of December 31, 2024 and none as of June 30, 2025.

MBody AI Corp, Inc.
Notes to Financial Statements

7.	Commitments and Contingencies

The Company maintains purchase agreements requiring 50% deposits for robotic equipment. No pending litigation or commitments exist beyond normal operations.

The Company leases an office on a month-to-month basis which is approximately less than $1,000 per month.

8.	Related Party Transactions

All loans from shareholders are recorded as liabilities (Note 6). No interest was charged, and no related-party sales or expenses occurred.

9.	Subsequent Events

The Company follows the guidance in FASB ASC Topic 855, Subsequent Events (“ASC 855”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 sets forth (i) the period after the balance sheet date during which management of a reporting entity evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Accordingly, the Company did not have any subsequent events that require disclosure. The Company evaluated all events or transactions that occurred after June 30, 2025 up through the date the financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.